FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number  001-31522

Eldorado Gold Corporation (Translation of registrant's name into English)
1188-550 Burrard Street Bentall 5 Vancouver, B.C. Canada V6C 2B5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[.X.]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]  No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2005	ELDORADO GOLD CORPORATION /s/ Earl W. Price Earl W. Price, Chief Financial Officer

NEWS RELEASE	ELD No. 05-07
TSX: ELD AMEX: EGO	June 29, 2005

Eldorado Announces Appointments to Board and Management

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” the “Company” or “we”) is pleased to announce the appointments of Donald M. Shumka to the Board of Directors of the Company; Norman Pitcher, PGeo as Chief Operating Officer; and Stephen J. Juras, P.Geo  as Manager of Geology.

Mr. Donald Shumka’s appointment to the Eldorado Board of Directors was effective May 3, 2005.  Donald Shumka is President and Managing Director of Walden Management Ltd. providing financial consulting and advisory services to financial, manufacturing and processing industries.  Donald holds an MBA from Harvard University and a BA from the University of British Columbia.  His extensive experience includes 15 years in the investment banking industry with Raymond James Ltd. and CIBC World Markets and 25 years experience in the forest industry with 10 years as Vice President Finance and Chief Financial Officer of West Fraser Timber Co. Ltd.  Donald’s knowledge and expertise will complement the current skill sets of our Board.

Mr. Norman Pitcher is appointed Chief Operating Officer effective July 1, 2005. Prior to becoming COO, he was Vice President Exploration and Corporate Development of Eldorado where he led our exploration activities and identified new business opportunities.  Norm holds a BSc in Geology from the University of Arizona and has more than 25 years of experience in the mining industry.  Throughout his career he has been involved in the exploration, evaluation and exploitation of open pit and underground mineral deposits on an international scale.

Mr. Stephen Juras is appointed Manager of Geology effective July 15, 2005. Prior to joining Eldorado he was the Chief Geologist with AMEC Americas.  Stephen holds a BSc from the University of Manitoba, a MSc from the University of New Brunswick and a PhD in geology from the University of British Columbia.  His 28 years of international experience in consulting and operations will greatly enhance our operational team.

“We are extremely pleased with the announced appointments and the resultant strengthening of our Board and Management.  These appointments are consistent with the Company’s stated intention to successfully grow as an international gold mining company” said Paul N. Wright, President and CEO of Eldorado Gold Corporation.

Eldorado Gold Corporation is a gold producing and exploration company actively growing businesses in Brazil, Turkey and China.  With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF

ELDORADO GOLD CORPORATION

Paul N. Wright

President and Chief Executive Officer

Certain of the statements made in this release are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the anticipated benefits of the proposed business combination, estimates relating to mineral reserves, future gold production and mine life, and other statements regarding future events on the Company’s properties, or otherwise relating to the Company.  Forward-looking statements are subject to a variety of risks and uncertainties including but not limited to gold price volatility; impact  of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves, and between actual and estimated metallurgical recoveries; mining operational risk; regulatory restrictions, including environmental regulatory restrictions and liability; risks of sovereign investment; speculative nature of gold exploration; dilution; competition; loss of key employees; additional funding requirements; and defective title to mineral claims or property, as well as those factors discussed in the section entitled “Business - Risk Factors” in the Company’s Annual Information Form and Form 40F dated March 30 ,2005 for the fiscal year ended December 31, 2004.  We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the U.S.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO).  The TSX has neither approved nor disapproved the form or content of this release.

Contact:

Nancy E. Woo, Manager Investor Relations

Eldorado Gold Corporation

Phone: 604.601.6650 or 1.888.353.8166

             1188, 550 Burrard Street

Fax: 604.687.4026

Vancouver, BC V6C 2B5

Email nancyw@eldoradogold.com

Web site: www.eldoradogold.com

Request for information packages: info@eldoradogold.com